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                             June 7, 2021

       Mark W. Peterson
       Senior Vice President and Chief Financial Officer
       Land Newco, Inc.
       511 W. Freshwater Way
       Milwaukee, Wisconsin 53204

                                                        Re: Land Newco, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed May 11, 2021
                                                            File No. 000-56281

       Dear Mr. Peterson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed May 10, 2021

       General

   1.                                                   Please comply with all
applicable comments issued on Regal Beloit Corporation   s Form
                                                        S-4 filed on May 10,
2021.
       Exhibit 3.1: Certificate of Incorporation, page 7

   2.                                                   Please revise paragraph
10.1 to indicate whether the provision applies to claims brought under the federal
securities laws.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark W. Peterson
Land Newco, Inc.
June 7, 2021
Page 2

       You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNameMark W. Peterson                        Sincerely,
Comapany NameLand Newco, Inc.
                                                          Division of
Corporation Finance
June 7, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName